Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 +1 212 839 5300 +1 212 839 5599 Fax

December 9, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Frank Knapp
Shannon Menjivar
Ronald (Ron) E. Alper
Mary Beth Breslin

Re:	Hennessy Capital Investment Corp. VII
Registration Statement on Form S-1
Filed November 8, 2024
File No. 333-283087

Ladies and Gentlemen:

On behalf of Hennessy Capital Investment Corp. VII (the “Company”), we transmit herewith the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) via the Commission’s EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated December 5, 2024 (the “Letter”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type.

The responses below follow the sequentially numbered comments from the Letter. All page references in the responses set forth below refer to page numbers in the Registration Statement. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

Registration Statement on Form S-1 filed November 8, 2024 Summary

Our Business Combination Process, page 13

1.	You state that you do not believe that the fiduciary, contractual or other obligations or duties of your officers or directors will materially affect your ability to complete our initial business combination. Please expand your disclosure to explain the basis for this belief.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 14, 35, 113, and 144 of the Registration Statement accordingly.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

December 9, 2024

Our Sponsor, page 14

2.	We note the disclosure that in order to facilitate your initial business combination or for any other reason determined by your sponsor in its sole discretion, your sponsor may surrender or forfeit, transfer or exchange your founder shares, private placement units or any of your other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities. Please add risk factor disclosure about risks that may arise from the sponsor having the ability to remove itself as your sponsor before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 74 of the Registration Statement accordingly.

We may not be able to complete an initial business combination., page 49

3.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person.

Response:	The Company respectfully notes the Staff’s comment and confirms that the Company’s sponsor is not, is not controlled by, and does not have substantial ties with or any members who are, a non-U.S. person. In response to the Staff’s comment, the Company has revised the disclosure on page 49 of the Registration Statement accordingly.

General

4.	We note references to “non-managing investors” on pages 79 and 182, but do not see additional disclosure elsewhere describing them. Please revise or advise.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 79 and 182 of the Registration Statement accordingly.

* * * * *

December 9, 2024

If you have any questions regarding the foregoing or the Registration Statement, please contact the undersigned at (212) 839-5444.

Very truly yours,

/s/ Michael P. Heinz
Michael P. Heinz

cc:	Daniel J. Hennessy, Hennessy Capital Investment Corp. VII
Jeffrey N. Smith, Sidley Austin LLP
Douglas Ellenoff, Ellenoff Grossman & Schole LLP
Stuart Neuhauser, Ellenoff Grossman & Schole LLP
Simon Raftopoulos, Appleby (Cayman) Ltd.
Alexandra Low, Appleby (Cayman) Ltd.